Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

June 12, 2023

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Scott Stringer
Joel Parker
Brian Fetterolf
Erin Jaskot

Re:	Syra Health Corp.
Registration Statement on Form S-1
Filed May 4, 2023
File No. 333-271622

Dear Ladies and Gentlemen:

This letter sets forth the responses of Syra Health Corp., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 18, 2023 concerning the Company’s Registration Statement on Form S-1 filed with the Commission on May 4, 2024 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Registration Statement on Form S-1 filed May 4, 2023

Dilution, page 32

1. We note that historical net tangible book value represents the amount of your total consolidated tangible assets, less the amount of your total consolidated liabilities. It appears that your historical net tangible book value calculations include deferred offering costs of $596,118 per the consolidated balance sheet as of December 31, 2022. Please revise your net tangible book value calculation to exclude deferred offering costs. Additionally, we note that you provide certain dilution and share amounts for only Class A. Please revise to present Class A and B common stock together.

RESPONSE:	The Registration Statement has been revised to exclude deferred offering costs from the net tangible book value calculation and to present dilution and share amounts based upon both the Class A and Class B common stock.

Financial Statements, page F-1

2. You appear to have restated your financial statements as of and for the year December 31, 2021. Please revise your disclosures to comply with ASC 250.

RESPONSE:	The disclosure in the Registration Statement has been revised to comply with ASC 250.

Report of Independent Registered Public Accounting Firm, page F-2

3. We note you have changed auditors. Please provide the disclosure required by Item 304 of Regulation S-K. Refer to Item 11(i) of Form S-1.

RESPONSE:	The Registration Statement has been revised to provide the disclosure required by Item 304 of Regulation S-K.

General

4. We note that you “have granted the underwriters a 45-day option, exercisable one or more times in whole or in part, to purchase up to 300,000 additional shares of Class A common stock and/or Warrants . . . .” However, footnote (3) to the filing fee table indicates that the securities included in the overallotment option are Units. Please clarify whether the overallotment includes the option to purchase Units as opposed to the option to purchase shares and/or warrants. Please also clarify in your related disclosure in the prospectus and revise the fee table, if necessary.

RESPONSE:	The Registration Statement has been revised to clarify that the overallotment includes the option to purchase Units.

If you have any questions relating to any of the foregoing, please contact Nazia Khan of Sheppard, Mullin, Richter & Hampton LLP at (202) 747-2651.

Sincerely,

Syra Health Corp.

/s/ Deepika Vuppalanchi
By:	Deepika Vuppalanchi
Title:	Chief Executive Officer

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